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Exhibit 99.10

May 22, 2002
Trading Symbol: MIVT:OTCBB

"PROSTENT" THERAPEUTIC COATING AGREEMENT WITH ENDOVASC
MIV THERAPEUTICS, INC. ANNOUNCES LICENSING OF ENDOVASC'S PROSTENT(TM)

Vancouver, B.C.--May 22, 2002 MIV Therapeutics, Inc. (OTCBB:MIVT) and Endovasc Ltd., Inc. (OTCBB:ENDV; Berlin:ED7) jointly announced today the consummation of a licensing agreement for Endovasc's PROStent(TM), therapeutic Prostaglandin E-1 stent-coating to MIVT for application on their state-of-the-art laser cut stent and other medical devices.

The License Agreement provides an exclusive worldwide license to MIVT for the manufacturing, distribution and marketing of PROStent(TM). In consideration for the license agreement, ENDV will receive $2.2 million in staged payments, royalty fees, as well as funding for an arm of the research devoted to stent coatings.

President/CEO Alan Lindsay of MIVT states, "This is an important strategic milestone for our company. We believe the PROStent(TM) therapeutic coating technology will complement our laser cut stent system. The synergy between these technologies will enhance our potential of becoming leaders in a $6 Billion industry that analysts project for coated and drug-eluting stents. Interventional cardiologists require solutions for restenosis (recurrence of arterial blockage) which occur in up to 30% of stent procedures. The cardiovascular market is very broad and will support new therapeutic alternatives that can impact various lesion types and individual patient drug tolerances".

The Chairman and CEO of ENDV, Dr. David P. Summers commented, "Our two companies share a common vision to provide a solution for restenosis. We are excited about the addition of our PROStent(TM) technology to the MIVT Coronary Stent Delivery System."

PROStent(TM) utilizes the therapeutic properties of Prostaglandin E-1 (PGE-1) in a stent coating that provides for slow release of the drug. The pharmacological effects of PGE-1, a well-known potent vasodilator and platelet aggregation antagonist, make it an attractive candidate for the prevention of thrombosis (formation of a blood clot) and restenosis after percutaneous coronary intervention.

Endovasc Ltd. Inc. is a biotechnology company focused in the area of cardiovascular disease, pioneering drug delivery technology designed to deliver and release drugs to their intended targets in an efficient and controlled manner. The Company's products and processes include: Liprostin(TM), ANGIOGENIX(TM)(Nicotine Receptor Agonist), PROStent(TM)stent-coating technology, and a biodegradable resorbable prosthesis.

MIV Therapeutics Inc. is a bio-medical development company that is manufacturing a state-of-the-art, laser-cut coronary stent and developing bio-compatible stent coatings.

This news release may include forward-looking statements within the meaning of the United States Securities Act of 1933 with respect to achieving corporate objectives, developing additional project interests, the company's analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, which could cause actual results to differ materially from those in the forward-looking statements contained herein. Such risks and uncertainties are described in the company's filings with the United States Securities Exchange Commission.